Exhibit 12.1
Safeguard Scientifics, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Net income (loss) from continuing operations before income taxes	$(51,194)	$(22,262)	$(59,524)	$(5,149)	$(35,525)	$(39,362)
Adjusted for equity (income) loss	40,499	(671)	39,599	15,335	12,607	26,517
Plus: fixed charges	3,404	4,811	4,637	4,588	4,495	5,824

Adjusted earnings	$(7,291)	$(18,122)	$(15,288)	$14,774	$(18,423)	$(7,021)

Fixed charges:
Interest expense (1)	$3,310	$4,634	$4,523	$4,402	$4,303	$5,636
Portion of rental expense representative of the interest factor	94	177	114	186	192	188

Total fixed charges	$3,404	$4,811	$4,637	$4,588	$4,495	$5,824

Ratio of earnings to fixed charges	-	-	-	3.2	-	-

Deficiency of earnings to cover fixed charges	$10,695	$22,933	$19,925	$-	$22,918	$12,845

(1)	Includes interest expense from continuing operations and discontinued operations, amortization of debt issuance costs and amortization of debt discount.